SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              SECTION 240.13d-2(a)


                                (Amendment No. 1)


                             Arch Capital Group Ltd.

                                (Name of Issuer)

                    Common Shares, par value $0.01 per share
                         (Title of Class of Securities)

                                    G0450A105
                                 (CUSIP Number)

                                Trident II, L.P.
                             c/o CD Trident II, LLC
                                20 Horseneck Lane
                               Greenwich, CT 06830
                    Attention: David Wermuth, Vice President
                              Phone (203) 862-2924
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 28, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D


===================
CUSIP No. G0450A105
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Trident II, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**


               ** The reporting persons making this filing beneficially own an aggregate of 256,492 Common Shares, which is 0.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]


-------------===================================================================
     3       SEC USE ONLY
-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER


       OWNED BY                     -0-

                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER


                                       -0-

------------------------------------============================================

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             -0-

-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                           [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             0.0%

-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================

                                       13D



===================
CUSIP No. G0450A105
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Marsh & McLennan Employees' Securities Company, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**


               ** The reporting persons making this filing beneficially own an aggregate of 256,492 Common Shares, which is 0.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER


       OWNED BY                     -0-

                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER


                                       -0-

------------------------------------============================================

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             -0-

-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                           [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             0.0%

-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================

                                       13D


===================
CUSIP No. G0450A105
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Marsh & McLennan Capital Professionals Fund, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**


               ** The reporting persons making this filing beneficially own an aggregate of 256,492 Common Shares, which is 0.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER


       OWNED BY                     -0-

                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER


                                       -0-

------------------------------------============================================

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             -0-

-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                           [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             0.0%

-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================

                                       13D


===================
CUSIP No. G0450A105
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Trident Capital II, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**


               ** The reporting persons making this filing beneficially own an aggregate of 256,492 Common Shares, which is 0.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER


       OWNED BY                     -0-

                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER


                                       -0-

------------------------------------============================================

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             -0-

-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                           [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             0.0%

-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================

                                       13D


===================
CUSIP No. G0450A105
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Marsh & McLennan GP I, Inc.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**


               ** The reporting persons making this filing beneficially own an aggregate of 256,492 Common Shares, which is 0.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER


       OWNED BY                     -0-

                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER


                                       -0-

------------------------------------============================================

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             -0-

-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                           [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             0.0%

-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             CO
-------------===================================================================

                                       13D


===================
CUSIP No. G0450A105
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Marsh & McLennan Risk Capital Holdings, Ltd.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**


               ** The reporting persons making this filing beneficially own an aggregate of 256,492 Common Shares, which is 0.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                       -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER


       OWNED BY                     256,492

                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER


                                     256,492

------------------------------------============================================

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             256,492

-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)

                                                                         [   ]


-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             0.9%

-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             CO
-------------===================================================================

                                       13D


===================
CUSIP No. G0450A105
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Marsh & McLennan Companies, Inc.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**


               ** The reporting persons making this filing beneficially own an aggregate of 256,492 Common Shares, which is 0.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER


       OWNED BY                     256,492

                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER


                                     256,492

------------------------------------============================================

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             256,492

-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)

                                                                         [   ]


-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             0.9%

-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             HC
-------------===================================================================

Preliminary Note: This Amendment No.1 to Schedule 13D is filed by Trident II, L.P. ("Trident II"), Marsh & McLennan Capital Professionals Fund, L.P. ("Trident PF"), Marsh & McLennan Employees' Securities Company, L.P. ("Trident ESC" and with Trident II and Trident PF, the "Partnerships"), Trident Capital II, L.P. (the "Trident GP"), Marsh & McLennan GP I, Inc. ("MMGPI" and with the Trident GP, the "General Partners of the Partnerships"), Marsh & McLennan Risk Capital Holdings, Ltd. ("MMRCH") and Marsh & McLennan Companies, Inc. ("MMC"), who are collectively referred to herein as the "Reporting Persons." This Amendment No.1 to Schedule 13D is filed with respect to the Common Shares, par value $0.01 per share (the "Common Shares"), of Arch Capital Group Ltd. (the "Company") that are or may be deemed to be beneficially owned by the Reporting Persons. Certain of the Reporting Persons previously owned Series A Convertible Preference Shares of the Company ("Preference A Shares"), which were each convertible into one Common Share. All numbers and percentages contained in this Schedule 13D represent Common Shares and not Preference A Shares (unless stated otherwise). The Common Shares and the Preference A Shares are sometimes referred to collectively as the "Securities."


Item 1. Security And Issuer.
----------------------------

This statement relates to the Common Shares of the Company. The Company's principal offices are located at Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda.

Item 4. Purpose of The Transaction.
-----------------------------------


Item 4 is hereby amended to add the following:

On February 28, 2003, the Partnerships and MMRCH entered into an agreement with HFCP IV (Bermuda), L.P., H&F International Partners IV-A (Bermuda), L.P., H&F International Partners IV-B (Bermuda), L.P. and H&F Executive Fund IV, L.P. (collectively, the "H&F Buyers") pursuant to which the H&F Buyers agreed to purchase 1,064,248 Preference A Shares from Trident II for $32,991,688 ($31.00 per share), 33,501 Preference A Shares from Trident ESC for $1,038,531 ($31.00 per share), 33,316 Preference A Shares and 521 Common Shares from Trident PF for $1,048,947 ($31.00 per share) and 488,414 Common Shares from MMRCH for $15,140,834 ($31 per share).

On March 3, 2003, the Partnerships also entered into an agreement with Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P. and Tinicum Partners, L.P. (collectively, the "Farallon Buyers") pursuant to which the Farallon Buyers agreed to purchase 125,674 Preference A Shares and 51,931 Common Shares from Trident II for $5,505,755 ($31.00 per share), 1,462 Common Shares from Trident ESC for $45,322 ($31.00 per share) and 933 Common Shares from Trident PF for $28,923 ($31.00 per share).



Item 5. Interest In Securities Of The Issuer.
---------------------------------------------

(1)      The Partnerships


(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the Partnerships is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 27,725,334 Common Shares outstanding as reported by the Company in the Form 8-K filed by the Company on February 25, 2003.

(c) On February 28, 2003, the Partnerships and MMRCH entered into an agreement with the H&F Buyers pursuant to which the H&F Buyers agreed to purchase 1,064,248 Preference A Shares from Trident II, 33,501

         Preference A Shares from Trident ESC and 33,316 Preference A Shares and 521 Common Shares from Trident PF. On March 3, 2003, the Partnerships entered into an agreement with the Farallon Buyers pursuant to which the Farallon Buyers agreed to purchase 125,674 Preference A Shares and 51,931 Common Shares from Trident II, 1,462 Common Shares from Trident ESC and 933 Common Shares from Trident PF. Except as otherwise described herein, during the last 60 days, there were no transactions effected by the Reporting Persons or by any of the persons set forth on
         Schedule I hereto.


(d) The Trident General Partner has the power to direct the affairs of Trident II, including the disposition of the proceeds of the sale of the Securities. The Trident General Partner makes investment decisions involving investments held by Trident II through the Investment Committee of the Trident General Partner.

         MMGPI has the power to direct the affairs of Trident ESC and Trident PF, including the disposition of the proceeds of the sale of the Common Shares, Preference A Shares and Warrants.


(e) The Partnerships ceased to be the beneficial owner of more than five percent of the Shares on February 28, 2003.


(2)      The General Partners

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner is incorporated herein by reference.

(c) See response to Item 5(1)(c) above, which is incorporated herein by reference.

(d) The LLC Entities and MMGPI are general partners of the Trident General Partner and, as such, may each be deemed to be the beneficial owner of all Common Shares beneficially owned by the Trident General Partner. The LLC Entities and MMGPI (in its capacity as a general partner of the Trident General Partner) disclaim beneficial ownership of any such Common Shares.

         MMGPI is a wholly owned, direct subsidiary of MMRCH and a wholly owned, indirect subsidiary of MMC and, as such, MMRCH and MMC may each be deemed to be the beneficial owner of all Common Shares beneficially owned by MMGPI.


(e) The General Partners ceased to be the beneficial owner of more than five percent of the Shares on February 28, 2003.


(3)      MMRCH

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for MMRCH is incorporated herein by reference.


(c) On February 28, 2003, MMRCH entered into an agreement with the H&F Buyers pursuant to which the H&F Buyers agreed to purchase 488,414 Common Shares from MMRCH. Except as otherwise described herein, during the last 60 days, there were no transactions effected by the Reporting Persons or by any of the persons set forth on Schedule I hereto.


(d) MMRCH is a wholly owned, indirect subsidiary of MMC and, as such, MMC may be deemed to be the beneficial owner of all Common Shares beneficially owned by MMRCH.

(e) MMRCH ceased to be the beneficial owner of more than five percent of the Shares on February 28, 2003.


(4)      MMC

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for MMC is incorporated herein by reference.

(c) See response to Item 5(3)(c) above, which is incorporated herein by reference.


(d) As a company ultimately in control of MMRCH and MMGPI, MMC may be deemed to be the beneficial owner of all Common Shares beneficially owned by MMRCH and MMGPI.

(e) MMC ceased to be the beneficial owner of more than five percent of the Shares on February 28, 2003.



Item 6. Contracts, Arrangements, Understandings
Or Relationships With Respect To Securities Of The Issuer.
----------------------------------------------------------


Item 6 is hereby amended to add the following:

The Partnerships and MMRCH entered into a stock sale agreement with the H&F Buyers on February 28, 2003, and the Partnerships entered into a stock sale agreement with the Farallon Buyers on March 3, 2003. Copies of these agreements are attached as Exhibit 1 and Exhibit 2 hereto.


Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits.
------------------------------------------


Exhibit 1: Stock Sale Agreement, dated February 28, 2003, between Trident II, L.P., Marsh & McLennan Employees' Securities Company, L.P., Marsh & McLennan Capital Professionals Fund, L.P. and Marsh & McLennan Risk Capital Holdings, Ltd. and HFCP IV (Bermuda), L.P., H&F International Partners IV-A (Bermuda), L.P., H&F International Partners IV-B (Bermuda), L.P. and H&F Executive Fund IV, L.P.

Exhibit 2: Stock Sale Agreement, dated March 3, 2003, between Trident II, L.P., Marsh & McLennan Employees' Securities Company, L.P., Marsh & McLennan Capital Professionals Fund, L.P. and Marsh & McLennan Risk Capital Holdings, Ltd. and Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P. and Tinicum Partners, L.P.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 3, 2003




TRIDENT II, L.P.
By:  Trident Capital II, L.P., its sole general partner
By:  CD Trident II, LLC, a general partner

By:  /s/  David J. Wermuth
     --------------------------
Name:   David J. Wermuth
Title:  Vice President


MARSH & McLENNAN EMPLOYEES' SECURITIES COMPANY, L.P.
By:  Marsh & McLennan GP I, Inc., its sole general partner

By:  /s/  David J. Wermuth
     --------------------------
Name:   David J. Wermuth
Title:  Assistant Secretary


MARSH & McLENNAN CAPITAL PROFESSIONALS FUND, L.P.
By:  Marsh & McLennan GP I, Inc., its sole general partner

By:  /s/  David J. Wermuth
     --------------------------
Name:   David J. Wermuth
Title:  Assistant Secretary


TRIDENT CAPITAL II, L.P.
By:  CD Trident II, LLC, a general partner

By:  /s/  David J. Wermuth
     --------------------------
Name:   David J. Wermuth
Title:  Vice President


MARSH & McLENNAN GP I, INC.

By:  /s/  David J. Wermuth
     --------------------------
Name:   David J. Wermuth
Title:  Assistant Secretary

MARSH & McLENNAN RISK CAPITAL HOLDINGS, LTD.

By:  /s/  David J. Wermuth
     --------------------------
Name:   David J. Wermuth
Title:  Assistant Secretary




MARSH & McLENNAN COMPANIES, Inc.

By:  /s/  Gregory F. Van Gundy
     --------------------------
Name:   Gregory F. Van Gundy
Title:  Secretary

                                  Exhibit Index


Exhibit 1: Stock Sale Agreement, dated February 28, 2003, between Trident II, L.P., Marsh & McLennan Employees' Securities Company, L.P., Marsh & McLennan Capital Professionals Fund, L.P. and Marsh & McLennan Risk Capital Holdings, Ltd. and HFCP IV (Bermuda), L.P., H&F International Partners IV-A (Bermuda), L.P., H&F International Partners IV-B (Bermuda), L.P. and H&F Executive Fund IV, L.P.

Exhibit 2: Stock Sale Agreement, dated March 3, 2003, between Trident II, L.P., Marsh & McLennan Employees' Securities Company, L.P., Marsh & McLennan Capital Professionals Fund, L.P. and Marsh & McLennan Risk Capital Holdings, Ltd. and Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P. and Tinicum Partners, L.P.



                                  End of Filing